Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 11 DATED OCTOBER 24, 2024

TO THE PROSPECTUS DATED APRIL 22, 2024

We are providing this Supplement No. 11 to you in order to supplement our prospectus dated April 22, 2024 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

•	the adjusted per share public offering price for each class of our shares;
•	information about our distributions;
•	the Company’s net asset value for the month ended September 30, 2024;
•	certain return information for all outstanding classes of shares; and
•	to disclose an update to the Share Repurchase Program Section.

Public Offering Price Adjustment

On October 24, 2024, the board of directors (the “Board”) approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of October 31, 2024 and will be used for the Company’s next monthly closing for subscriptions on October 31, 2024. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share for each share class as of September 30, 2024. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$38.01	$36.57	$34.53	$35.26
Selling Commissions, Per Share	$2.28	$1.10
Dealer Manager Fees, Per Share	$0.95	$0.64

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 54 of this Prospectus. On October 24, 2024, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
November 25, 2024	November 26, 2024	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended September 30, 2024

On October 24, 2024, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of September 30, 2024 (in thousands, except per share data):

Month Ended September 30, 2024	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$155,153	$257,844	$89,487	$106,647	$487,709	$67,080	$1,163,920
Number of Outstanding Shares	4,040	7,413	2,569	3,089	13,832	1,721	32,664
Net Asset Value, Per Share	$38.41	$34.78	$34.83	$34.53	$35.26	$38.96
Net Asset Value, Per Share Prior Month	$37.93	$34.40	$34.44	$34.14	$34.90	$38.53
Increase/Decrease in Net Asset Value, Per Share from Prior Month	$0.48	$0.38	$0.39	$0.39	$0.36	$0.43

The increase in the Company’s net asset value per share for each applicable share class for the month ended September 30, 2024 was primarily driven by the increases in the fair value of eleven out of sixteen of the Company’s portfolio company investments. The fair value of four of the Company’s portfolio company investments decreased during the same period. The fair value of one of the Company’s portfolio company investments did not change. As of September 30, 2024, the Company had total assets of approximately $1.20 billion.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, 5-year Return, Average Annual Return (“AAR”) Since Inception, and cumulative total returns through September 30, 2024 (“Cumulative Total Return”), with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	5-Year Return(4)	AAR Since Inception(5)	Cumulative Total Return(5)	Cumulative Return Period
Class FA (no sales load)	7.2%	10.0%	30.8%	69.9%	14.8%	98.1%	February 7, 2018 – September 30, 2024
Class FA (with sales load)	0.2%	2.8%	22.3%	58.9%	12.8%	85.2%	February 7, 2018 – September 30, 2024
Class A (no sales load)	6.5%	8.9%	26.7%	59.5%	12.8%	83.1%	April 10, 2018 – September 30, 2024
Class A (with sales load)	-2.6%	-0.3%	16.0%	45.9%	10.4%	67.5%	April 10, 2018 – September 30, 2024
Class I	6.4%	8.8%	26.7%	60.0%	13.1%	84.9%	April 10, 2018 – September 30, 2024
Class T (no sales load)	5.8%	8.1%	24.6%	52.8%	11.3%	71.5%	May 25, 2018 – September 30, 2024
Class T (with sales load)	0.8%	3.0%	18.7%	45.5%	10.0%	63.4%	May 25, 2018 – September 30, 2024
Class D	6.3%	8.7%	26.7%	57.3%	11.8%	73.8%	June 26, 2018 – September 30, 2024
Class S (no sales load)	7.2%	10.0%	32.7%	N/A	14.9%	67.3%	March 31, 2020 – September 30, 2024
Class S (with sales load)	3.5%	6.1%	28.0%	N/A	13.6%	61.4%	March 31, 2020 – September 30, 2024

(1) For the period from January 1, 2024 through September 30, 2024.

(2) For the period from October 1, 2023 through September 30, 2024.

(3) For the period from October 1, 2021 through September 30, 2024.

(4) For the period from October 1, 2019 through September 30, 2024.

(5) For the period from the date the first share was issued for each respective share class through September 30, 2024. The AAR Since Inception is calculated by taking the Cumulative Total Return and dividing it by the return period.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and Class D shares have no upfront sales load.

For the nine month period ended September 30, 2024, sources of declared distributions on a GAAP basis were as follows:

	Nine Months Ended September 30, 2024
	Amount (in 000s)	% of Total Distributions Declared
Net investment income[1]	$17,618	63.6%
Distributions in excess of net investment income[2]	10,079	36.4%
Total distributions declared	$27,697	100.0%

Cash distributions net of distributions reinvested during the period presented were funded from the following sources:

	Nine Months Ended September 30, 2024
	Amount (in 000s)	% of Cash Distributions Net of Distributions Reinvested
Net investment income before expense support (reimbursement)	$17,618	120.6%
Expense support (reimbursement)	—	—%
Net investment income	$17,618	120.6%
Cash distributions net of distributions reinvested in excess of net investment income[2]	—	—%
Cash distributions net of distributions reinvested[3]	$14,604	100.0%
[1]	There was no expense support due from the Manager and Sub-Manager for the nine months ended September 30, 2024.
[2]	Consists of distributions made from offering proceeds for the period presented.
[3]	For the nine months ended September 30, 2024, excludes $13,093 of distributions reinvested pursuant to our distribution reinvestment plan.

For the years ended December 31, 2023, 2022, 2021, 2020, 2019, and 2018 distributions were paid from multiple sources and these sources included net investment income before expense support of 76.9%, 76.3%, 65.2%, 42.3%, 61.7%, and 85.2%, reimbursable expense support of 0.0%, 0.0%, 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 23.1%, 23.7%, 34.8%, 24.5%, 14.8% and 3.7%, respectively. As of September 30, 2024, there was no remaining amount of reimbursable expense support provided by the Manager and Sub-Manager which is subject to reimbursement by the Company. If the Company receives additional expense support now or in the future, it will be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions For additional information regarding sources of distributions, please see the annual and quarterly reports the Company files with the Securities and Exchange Commission. We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities.

Share Repurchase Program

The following disclosure supersedes and replaces the eighth paragraph under the section “Share Repurchase Program” which appears on page 174 of the Prospectus.

A shareholder who wishes to have shares repurchased must mail or deliver a written request on a form provided by us and executed by the shareholder, its trustee or authorized agent to the repurchase agent. The repurchase agent will be registered as a broker-dealer with the SEC and each state’s securities commission at all times unless exempt from registration. Beginning with our repurchase date on June 30, 2025 and thereafter, a shareholder’s repurchase request must be received by the repurchase agent on or before the date which is sixty (60) days prior to the date the shares are redeemed; therefore, a shareholder's repurchase request must be received by the repurchase agent on or prior to the following dates for each applicable share repurchase date: (i) January 31 for repurchases on March 31; (ii) April 30 for repurchases on June 30; (iii) July 31 for repurchases on September 30; and (iv) October 31 for repurchases on December 31. For share repurchases prior to the June 30, 2025 repurchase date, in order to participate in such quarterly share repurchase, a shareholder’s repurchase request must be received by the repurchase agent on or prior to the last date of the month immediately prior to the Repurchase Date. With regard to a shareholder whose repurchase request which is not received by us on or before the applicable required submission date prior to the Repurchase Date, such repurchase request will be retained by us for the immediate next available quarterly Repurchase Date (unless such request is otherwise withdrawn). Thereafter, such a shareholder must resubmit his or her repurchase request in subsequent quarters for his or her Shares to be repurchased.